YIT Corporation Stock Exchange Release January 31, 2018 at 08:30 a.m.
YIT and Lemminkäinen will complete the merger
This stock exchange release may not be published or distributed, in whole or in part, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa, Japan or any other country where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken, in addition to the requirements under Finnish law. For further information see “Important notice” below.
YIT and Lemminkäinen will complete the merger
The Boards of Directors of YIT Corporation (“YIT”) and Lemminkäinen Corporation (“Lemminkäinen”) resolved today to execute the merger of Lemminkäinen into YIT in accordance with the merger plan signed on June 19, 2017. The execution of the merger is expected to be registered at the Finnish Trade Register on February 1, 2018. The combination of YIT and Lemminkäinen creates a financially strong company with urban development as the engine for growth and profitability. The combined company will have a more balanced product and service offering and a wider geographical presence. The business areas of YIT and Lemminkäinen will complement and balance each other and decrease sensitivity to economic cycles. YIT Corporation will remain as the name of the combined company.
Matti Vuoria, Chairman of YIT’s Board of Directors, comments: “Now that the merger is realised, a more stable and financially stronger YIT can seize the opportunities offered by the combination. I am convinced that the company will reach the goal we have announced, EUR 40 million of synergies per year, through a carefully planned and executed integration. By utilising more extensive competence and broader financial shoulders, we will strengthen our competitiveness and create increasing value for our customers and shareholders. The new YIT that now sees the light of the day is a strong Northern European builder and innovator.”
Kari Kauniskangas, YIT’s President and CEO, comments: “It’s great that after months of preparations, we finally get to work together as one company. I believe that our joint experience, competence and ability to innovate create more value for all of our customers and stakeholders. Together we can provide companies, public administration and consumers with an even more diverse range of sustainable solutions when it comes to housing, living, mobility and business premises. In the future, we will develop cities and society also through ownership. Visionary urban development ties our business areas together and generates growth. This opens up new career opportunities for our personnel both in Finland and in our other operating countries.”
Issuing of new YIT shares as merger consideration to the shareholders of Lemminkäinen
Lemminkäinen’s shareholders will be given as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, i.e. in total 83 876 431 new shares in YIT. The merger consideration shares are intended to be registered at the Finnish Trade Register on February 1, 2018, and trading in the new shares on the official list of Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) is expected to commence on the same day. As of February 1, 2018, the trading code of YIT shares on Nasdaq Helsinki will be YIT. As a result of the registration of the execution of the merger, the total number of YIT shares will increase to 211 099 853 shares and the share capital will be increased by EUR 500,000 to EUR 149 716 748,22.

Composition of the Board of Directors and other resolutions of the Extraordinary General Meeting of YIT relating to the merger
In accordance with the resolution of the Extraordinary General Meeting (“EGM”) of YIT held on September 12, 2017, Erkki Järvinen, Inka Mero and Tiina Tuomela will continue to serve on the Board of Directors of YIT, the current members of the Board of Directors of Lemminkäinen Harri-Pekka Kaukonen, Juhani Mäkinen and Kristina Pentti-von Walzel will begin to serve as new members of the Board of Directors of YIT, Matti Vuoria, currently Chairman of the Board of Directors of YIT, will continue as Chairman of the Board of Directors of YIT, and Berndt Brunow, currently Chairman of the Board of Directors of Lemminkäinen, will begin to serve as Vice-Chairman of the Board of Directors of YIT, each during the term commencing on the registration date of the execution of the merger and expiring at the end of the next Annual General Meeting of YIT. Kari Kauniskangas will continue to serve as the President and CEO of YIT and the current CFO of Lemminkäinen, Ilkka Salonen, will be appointed as the CFO of YIT.
Further, the resolutions of the EGM of YIT held on September 12, 2017, regarding the amendment of YIT’s Articles of Association, remuneration of the members of the Board of Directors, and other matters stipulated in the merger plan will take effect on the registration date of the execution of the merger. In line with the resolution of the EGM, the right to nominate members to the YIT Shareholders’ Nomination Board shall rest with the three largest shareholders who are registered in the shareholders’ register of YIT on the registration date of the execution of the merger. In deviation from the standing order of the Nomination Board, the Nomination Board shall have a reasonable time to prepare its proposals before the Annual General Meeting 2018 of YIT and the Nomination Board shall publish its proposals as soon as practically possible. In all other respects the Nomination Board shall follow the existing standing order.
Other matters relating to the execution of the merger
After the execution of the merger, any potential share rewards of Lemminkäinen earned under Lemminkäinen’s long-term incentive plan shall be paid as YIT shares using the exchange ratio of the merger consideration.
As a result of the merger, YIT specifies its definition of managers under an obligation to notify transactions in accordance with the Market Abuse Regulation so that, as of February 1, 2018, managers subject to the notification obligation are the members of the Board of Directors, the CEO and the CFO.
YIT also updates its disclosure policy as a result of the merger. The most substantial amendment to the previous disclosure policy is that in the future, information on projects and investor transactions will be disclosed as investor news if its value exceeds EUR 25 million. Previously, the limit for investor news was EUR 10 million. The company continues to actively release information on projects and transactions worth under EUR 25 million by publishing press releases instead of investor news. On February 1, 2018, the updated disclosure policy is available on the company’s website.

The combination of YIT and Lemminkäinen is expected to create significant value for the shareholders of the combined company through the synergies arising from the coordination of the companies’ operations and through increasing business opportunities. The total synergies are estimated to amount to approximately EUR 40 million per annum, and they are expected to be realised in full by the end of 2020. The preliminary long-term financial targets of the combined company include return on capital employed of more than 12 per cent (ROCE > 12%), equity ratio of more than 40 per cent, positive cash flow after dividends and annually growing dividend per share.
YIT’s financial statements bulletin for 2017 will be published on February 1, 2018. YIT will publish pro forma financial information concerning the combined company for the financial period ending December 31, 2017 before the publication of the interim report for the first quarter of 2018.

Helsinki, January 31, 2018

For further information, please contact:

Kari Kauniskangas, CEO, YIT Corporation, tel. +358 40 570 1313
Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi

YIT CORPORATION

Hanna Jaakkola
Vice President, Investor Relations

Distribution: Nasdaq Helsinki, major media, www.yitgroup.com

YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki. www.yitgroup.com

IMPORTANT NOTICE

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither YIT nor Lemminkäinen, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of YIT, Lemminkäinen, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

Notice to Shareholders in the United Kingdom

This release, the merger prospectus and the English language offering circular are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order (for example as shareholders in Lemminkäinen entitled to receive the merger consideration shares pursuant to the Finnish Companies Act (21.7.2006/624, as amended)), (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the merger consideration shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

The release, the merger prospectus and the English language offering circular are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which these documents relate, are available only to relevant persons and will be engaged in only with relevant persons.

Notice to Shareholders in the European Economic Area

The English language offering circular has been prepared on the basis that any offer of the merger consideration shares in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Effective Date (as defined in the English language offering circular), and which are contemplated in the English language offering circular in Finland once the Finnish language merger prospectus has been approved by the competent authority in Finland and published in accordance with the Prospectus Directive, and in respect of which YIT has consented in writing to the use of the English language offering circular, will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the merger consideration shares. Accordingly any person making or intending to make an offer in that Member State of the merger consideration shares which are the subject of the offer contemplated in the English language offering circular, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. YIT has not authorised, nor does it authorise, the making of any offer (other than Permitted Public Offers) of the merger consideration shares in circumstances in which an obligation arises for YIT to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA, with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of the merger consideration shares which are the subject of the offering contemplated by the English language offering circular to the public in that Member State, except that, with effect from and including the Relevant Implementation Date, an offer of such merger consideration shares is made to the public in that Member State:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of YIT for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of the merger consideration shares is made which would require YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

The expression an offer of the merger consideration shares to the public in relation to any merger consideration shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the merger consideration shares to be offered so as to enable an investor to decide to purchase or subscribe to the merger consideration shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the EEA Member State concerned.